# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Strive, Inc., CIK 0001920406
CUSIP: 862945102
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 200 Crescent Ct, Suite 1400, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-25-211816
Filed by CIK 0001315421

## Reporting persons
- Graham Capital Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,750,452; sole dispositive power 0; shared dispositive power 25,750,452; aggregate amount beneficially owned 25,750,452 (4.2% of the class)
- KGT, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,750,452; sole dispositive power 0; shared dispositive power 25,750,452; aggregate amount beneficially owned 25,750,452 (4.2% of the class)
- Kenneth Tropin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 25,750,452; sole dispositive power 0; shared dispositive power 25,750,452; aggregate amount beneficially owned 25,750,452 (4.2% of the class)
- Graham Macro Strategic Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 21,887,884; sole dispositive power 0; shared dispositive power 21,887,884; aggregate amount beneficially owned 21,887,884 (3.6% of the class)
- Graham Credit Opportunities Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 3,862,568; sole dispositive power 0; shared dispositive power 3,862,568; aggregate amount beneficially owned 3,862,568 (0.6% of the class)

## Item 1. Issuer
Name of issuer: Strive, Inc.
Address of issuer's principal executive offices: 200 Crescent Ct, Suite 1400, Dallas, TX 75201

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report ("Reporting Persons") with respect to shares of Class A Common Stock, $0.001 par value per share (the "Common Stock") of Strive, Inc. (the "Issuer") are:

Kenneth Tropin
KGT, Inc. ("KGT")
Graham Capital Management, L.P. ("GCM")
Graham Macro Strategic Ltd. ("GMS")
Graham Credit Opportunities Ltd. ("GCO")
Address of principal business office or, if none, residence: The address of the principal business office of each of GCM, GMS, and GCO is 40 Highland Avenue, Rowayton, CT 06853. The address of the principal business office of each of KGT and Mr. Tropin is 505 South Flagler Drive, Suite 1550, West Palm Beach, FL 33401.
Citizenship: GCM and KGT are organized under the laws of the State of Delaware. GMS and GCO are corporations organized in the British Virgin Islands. Mr. Tropin is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G, and assumes the exercise of warrants held by the Reporting Persons to purchase an aggregate of 18,518,519 shares of Common Stock (the "Warrant Exercise"). The ownership percentages reported are based on 592,579,510 shares of Common Stock outstanding as of November 7, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025, and give effect to the Warrant Exercise.

GMS holds 6,147,143 shares of Common Stock and warrants immediately exercisable for 15,740,741 shares of Common Stock. GCO holds 1,084,790 shares of Common Stock and warrants immediately exercisable for 2,777,778 shares of Common Stock. KGT is the sole manager of KGT GP LLC, which is the general partner of GCM. GCM is the investment advisor to GMS and GCO. Mr. Tropin is the sole shareholder and sole director of KGT.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Graham Capital Management, L.P.: /s/ *, Brian Douglas, Chief Executive Officer (12/01/2025)
- KGT, Inc.: /s/ *, Brian Douglas, Chief Executive Officer (12/01/2025)
- Kenneth Tropin: /s/ *, Kenneth Tropin (12/01/2025)
- Graham Macro Strategic Ltd.: /s/ *, Brian Douglas, Chief Executive Officer, Graham Capital Management, L.P., as investment adviser (12/01/2025)
- Graham Credit Opportunities Ltd.: /s/ *, Brian Douglas, Chief Executive Officer, Graham Capital Management, L.P., as investment adviser (12/01/2025)
Comment: * By Timothy Sperry, Executive Director and Chief Compliance Officer, by Power of Attorney, filed as Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on September 22, 2025.